Filed by:  Anthem, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                       Subject Company:  Trigon Healthcare, Inc.
                                     Subject Companies Exchange Act ID:  1-12617



         On April 29, 2002, Anthem, Inc. and Trigon Healthcare, Inc. announced their proposed merger. The following is a transcript of the joint press release issued on April 29, 2002:

News Release                                     Anthem, Inc.
                                                 120  Monument Circle
                                                 Indianapolis, IN  46204
                                                 Tel  317 488-6390
                                                 Fax  317 488-6460

                                                 [ANTHEM GRAPHIC]


                 Anthem, Inc. to Acquire Trigon Healthcare, Inc.
     Both Companies Report Stronger than Expected First Quarter Earnings and
                           Increase 2002 Expectations

             Anthem Reports First Quarter 2002 EPS up 45%, to $0.93 Trigon Reports First Quarter 2002 EPS up 19%, to $1.14


Indianapolis, IN and Richmond, VA - April 29, 2002 - Anthem, Inc. (NYSE: ATH) and Trigon Healthcare, Inc. (NYSE: TGH) today jointly announced that they have entered into a definitive merger agreement. Under the agreement, Trigon's shareholders will receive $30.00 in cash and 1.062 shares of Anthem common stock per Trigon share. The value of the transaction is approximately $4.0 billion based on the closing price of Anthem stock on April 26, 2002, and is expected to close in 3 to 6 months, subject to customary regulatory and shareholder approvals.

Larry Glasscock, president and chief executive officer of Anthem, commented "The merger unites two excellent organizations and extends Anthem's presence into a very important new Southeast region. Together we are well positioned to create significant shareholder value. The addition of Trigon's approximately 2.2 million members and 35% market share in Virginia solidifies Anthem as a top-tier health benefits industry leader. By leveraging best practices from both organizations and extending our geographic reach, we expect to achieve further economies of scale that will enable us to continue to grow profitably." Virginia is the 12th most populous state in the United States, with population growth of about 3% annually.

"Anthem is an ideal partner for us because both of our companies have a common strategic focus on delivering the highest value to our customers in a rich Blue Cross and Blue Shield tradition. Working together we expect to expand our future opportunities and capture new efficiencies, particularly as investment requirements for new technologies accelerate in the future. This merger also creates additional opportunities for our employees, while maintaining our presence in Richmond," noted Tom Snead, Trigon's chairman and chief executive officer.

"Anthem and Trigon will enjoy a compelling strategic fit, with complementary cultures and values that focus on quality and place customers first. We are very excited to have the opportunity to work with Trigon's strong management team, and leverage our combined operating expertise," said Glasscock.

After the closing, Anthem's board of directors will include three members of Trigon's Board. Tom Snead will lead Anthem's new region from Trigon's current facility in Richmond.

This combination is expected to be neutral to Anthem's 2003 earnings per share and accretive thereafter, as operational synergies are achieved. At least $40 million pre-tax synergies are expected to be realized in 2003 and approximately $75 million pre-tax synergies are expected to be fully realized on an annual basis by 2004.

"We expect to continue our strong earnings growth and create additional shareholder value through the realization of operating efficiencies from technology, investment management, redundant non-customer-touch supporting services, and further penetration of our Specialty products," said Glasscock. Snead added, "Anthem's proven track record of quickly and successfully integrating acquisitions gives us great confidence that it will be a seamless transition for our customers, employees, and shareholders."

The combined operations will have over 10 million medical members. Had this transaction occurred on January 1, 2001, assets of nearly $9 billion, operating revenues of $13 billion, net income of $458 million and operating cash flow of $899 million would have been reported on a combined basis for the year ending December 31, 2001. Excluding realized gains and losses and other non-recurring items, combined net income would have been $467 million.

--------------------------------------------------------------------------------

                                TRIGON'S EARNINGS

Trigon reported earnings per share of $1.14 in the first quarter of 2002, an increase of 19% compared with the first quarter of 2001, excluding realized gains and losses and on a FAS 142 comparable basis. Trigon also increased earnings expectations for the full year 2002 from the $4.73 to $4.78 range, to $4.83 to $4.88 per share, excluding realized gains and losses, and maintained long-term guidance for earnings per share growth of at least 15% annually. Additional detail on Trigon's earnings is available in a press release distributed by Trigon simultaneously with Anthem's and can be accessed on their website, www.trigon.com.


                                ANTHEM'S EARNINGS

Anthem's net income increased 41%, to $99.8 million, or $0.95 per share, compared with net income of $70.6 million, or $0.68 per share, for the first quarter of 2001. Excluding net realized gains and non-recurring items in both periods, and on a FAS 142 comparable basis, earnings per share increased 45%, to $0.93 per share, compared with $0.64 per share in the first quarter of 2001.

"We are very pleased to report another strong quarter of record performance for Anthem. Anthem's earnings momentum is a direct result of our disciplined pricing strategies, profitable enrollment growth, and ability to provide our customers with quality service," said Glasscock.

                        ANTHEM'S CONSOLIDATED HIGHLIGHTS

o Operating revenue increased 10% to $2.7 billion, compared with the first quarter of 2001. The increase was primarily attributable to disciplined pricing and business expansion in each of the operating segments, with the Midwest contributing most significantly to the improvement.

o Medical membership exceeded 8 million members at March 31, 2002, representing 7% same store growth compared with the first quarter of 2001. The growth was primarily due to the strength of National Accounts and Individual businesses. Membership increased 4% compared with December 31, 2001, primarily due to growth in National Accounts.

o Operating gain increased by 78%, compared with the first quarter of 2001. All operating segments contributed to the strong earnings growth, particularly the East segment, which improved by nearly $20 million.

o The strength in operating gain resulted in a 3.9% operating margin, a 150 basis point improvement over the first quarter of 2001.

o Commercial premium yields increased about 15%, while commercial medical costs increased approximately 13% during the 12-month period ended March 31, 2002. Medical costs continue to be driven by increased pharmacy costs and outpatient service utilization.

o The administrative expense ratio improved 160 basis points, to 18.4%, compared with 20.0% in the same period of 2001. The improvement reflected operating revenue growth at a faster pace than administrative expenses, particularly in the Midwest segment. Administrative expenses were essentially flat compared with the first quarter of 2001 as a result of the sale of the TRICARE business and continued cost containment initiatives.

o The benefit expense ratio improved 70 basis points, to 84.5%, compared with the first quarter of 2001. The improvement was primarily due to the absence of our TRICARE business, which was sold in May of 2001. On a same book of business basis, the benefit expense ratio was essentially flat with the prior year. Days in claims payable were 64.2 at March 31, 2002, within our historical range of 63 to 65 days.

o Operating cash flow was $183.3 million, well ahead of $99.8 million in net income.


                          OPERATING SEGMENT HIGHLIGHTS

Midwest Segment Highlights

The Midwest segment is comprised of health benefit and related business for members in Indiana, Kentucky and Ohio.

----------------------------------------------------------------
                                     Three Months Ended
($ in Millions)                           March 31
                             -----------------------------------

                                   2002         2001     Change
                                   ----         ----     ------

Operating Revenue              $1,451.8     $1,219.9        19%
Operating Gain                    $54.1        $42.8        26%
Operating Margin                   3.7%         3.5%      20 bp
Membership (in 000s)              5,070         4,760        7%
----------------------------------------------------------------

o Operating revenue grew 19% compared with the first quarter of 2001. This growth was primarily due to disciplined pricing and a slight change in customer mix in favor of fully insured Local Large Group membership, and strong service levels that resulted in increased retention.

o Operating gain increased by 26% compared with the same period in 2001, as operating revenue, particularly Local Large Group business, accelerated at a significantly faster pace than administrative expenses.

o Medical membership increased 7% compared with March 31, 2001 and 4% since December 2001. The growth in both periods was primarily attributable to enrollment gains in National and Individual business units.

East Segment Highlights

The East segment is comprised of health benefit and related business for members in Connecticut, New Hampshire and Maine.

---------------------------------------------------------------
                                    Three Months Ended
($ in Millions)                          March 31
                             ----------------------------------

                                   2002        2001     Change

Operating Revenue                $985.3      $874.9        13%
Operating Gain                    $42.2       $22.6        87%
Operating Margin                   4.3%        2.6%     170 bp
Membership (in 000s)              2,292       2,186         5%
---------------------------------------------------------------

o Operating revenue increased 13% compared with the first quarter of 2001, primarily due to disciplined pricing in the Local Large and Small Group businesses and solid retention rates across all customer segments.

o Operating gain was $42.2 million, an 87% improvement compared with first quarter of 2001, as operating margin improved 170 basis points, to 4.3%. This growth was primarily driven by improved underwriting margins, particularly in New Hampshire and Maine, and operational efficiencies from continued integration activities.

o Medical membership increased by 5% compared with March 31, 2001 and 1% compared with December 2001, primarily due to growth in National Accounts for both periods.


West Segment Highlights

The West segment is comprised of health benefit and related business for members in Colorado and Nevada.

--------------------------------------------------------------
                                    Three Months Ended
($ in Millions)                          March 31
                             ---------------------------------

                                   2002       2001     Change

Operating Revenue                $221.2     $176.5        25%
Operating Gain                     $7.5       $0.2         -
Operating Margin                   3.4%       0.1%     330 bp
Membership (in 000s)                809        662        22%
--------------------------------------------------------------

o Operating revenue increased 25% compared with the first quarter of 2001, despite the loss of revenues associated with the exit from Medicare + Choice business as of December 31, 2001. There were approximately 10 thousand Medicare + Choice members enrolled at March 31, 2001. The increase in revenue was primarily related to disciplined pricing across all products and membership increases in the Local Large Group business.

o Operating gain was $7.5 million compared with $0.2 million in first quarter of 2001, as the operating margin improved 330 basis points to 3.4%. This improvement was primarily driven by stronger underwriting results in all lines of business, while fixed costs were leveraged over a larger membership base.

o Medical membership increased 22% compared with March 31, 2001 and 5% compared with December 31, 2001. This growth was attributed to all lines of on-going business, led by National, particularly BlueCard, and Local Large Group in both periods.


Specialty Segment Highlights

The Specialty segment includes pharmacy benefit management, group life, dental, and vision operations of the company.

-------------------------------------------------------------
                                   Three Months Ended
($ in Millions)                         March 31
                             --------------------------------

                                  2002       2001     Change

Operating Revenue               $120.1      $89.1        35%
Operating Gain                   $12.4       $7.5        65%
Operating Margin                 10.3%       8.4%     190 bp
-------------------------------------------------------------

o Operating revenue increased 35%, compared with the first quarter of 2001, primarily due to a 31% increase in mail order volume at Anthem Prescription Management (APM). The majority of this growth relates to the introduction of APM into our three most recent acquisitions, and was complimented by continued organic growth. APM began its penetration into New Hampshire in September of 2000, and was introduced in Colorado, Nevada, and Maine in the second quarter of 2001.

o Operating gain was $12.4 million, a 65% increase from the first quarter of 2001. Operating margin improved 190 basis points to 10.3%, also primarily driven by the increased mail order volume at APM. These operational improvements were achieved while incurring modest start-up costs associated with new product lines.


Other Segment Highlights

The Other segment includes AdminaStar Federal, a subsidiary that administers Medicare programs, and Anthem Alliance, a subsidiary that provided health benefits and administration for retired military enrollees and their dependents under the TRICARE program, until it was sold on May 31, 2001. The segment also includes intersegment revenue and expense eliminations and corporate expenses not allocated to operating segments.

------------------------------------------------------------
                                   Three Months Ended
($ in Millions)                         March 31
                             -------------------------------

                                  2002      2001     Change

Operating Loss                  $(9.6)   $(13.2)        27%
------------------------------------------------------------

o Operating loss was lower than the first quarter of 2001, primarily due to favorable timing differences related to the allocation of technology related expenses.

                         ANTHEM'S 2002 EARNINGS OUTLOOK

The company increased expectations for full year 2002 earnings per share to $3.85 to $3.95, from $3.65 to $3.75 per share, in light of the strength of earnings in each segment for the first quarter and success to date in capturing price increases while retaining over 90% of renewal business. This reflects a 21% to 25% growth compared with 2001 on a FAS 142 comparable basis. Earnings per share for the second quarter of 2002 is expected to be in the $0.95 to $1.00 range, representing a 26% to 33% increase over the second quarter of 2001 on a FAS 142 comparable basis.

--------------------------------------------------------------------------------


Anthem's Basis of Presentation:

1.     All earnings per share amounts are on a diluted basis.

2. Same store membership growth excludes 419,000 members associated with the TRICARE business that was sold in 2001.

3.     Earnings per share calculations for the current period were based on
       103.3 million basic and 104.8 million diluted shares.

4. The 2001 non-recurring item excluded from net income is the after-tax impact of demutualization expenses.

5. Operating revenue is defined as premiums plus administrative fees and other revenue.

6. Operating gain is defined as operating revenue less benefit expense and administrative expense. Net investment income, net realized gains on investments, interest expense, amortization of goodwill and other intangible assets, demutualization expenses, income tax expense, and minority interest are not included.

                                  ANTHEM, INC.
                               MEMBERSHIP SUMMARY


                                                                              % Change
                                                                       ------------------------
(In Thousands)                    Mar. 31,    Mar. 31,     Dec. 31,     Mar. 31,     Dec. 31,
                                    2002        2001         2001         2001         2001
                                ------------------------------------   ------------------------


Local Large Group .............    2,792       2,750        2,827           2%        (1%)
Small Group ...................      811         790          813           3%         --
Individual ....................      730         663          701          10%         4%
National Accounts1 ............    3,163       2,774        2,903          14%         9%
Medicare + Choice .............      101         100           97           1%         4%
Federal Employee Program ......      449         426          423           5%         6%
Medicaid ......................      125         105          119          19%         5%
                                   ------------------------------
Total without TRICARE .........    8,171       7,608        7,883           7%         4%
TRICARE2 ......................     --           419          --         (100%)        --
                                   ------------------------------
Total with TRICARE ............    8,171       8,027        7,883           2%         4%
                                   ==============================

Funding Arrangement
Self-Funded                        4,294        3,914        4,052         10%         6%
Fully Insured                      3,877        3,694        3,831          5%         1%
                                   -------------------------------
Total without TRICARE              8,171        7,608        7,883          7%         4%
TRICARE2                              --          419           --       (100%)        --
                                   -------------------------------
Total with TRICARE                 8,171        8,027        7,883          2%         4%
                                   ===============================

---------------------------------------------------------------------------------------------


1 Includes BlueCard members of 1,933 as of March 31, 2002, 1,508 as of March 31, 2001, and 1,626 as of December 31, 2001.

2      TRICARE operations were sold effective May 31, 2001.

                                  Anthem, Inc.
                        Consolidated Statements of Income
                                   (Unaudited)

($ In Millions, Except Per Share Data)           Three Months Ended
                                                     March 31,
                                                 ------------------------------
                                                   2002      2001      % Change
                                                 --------------------

Operating revenue and premium equivalents        $3,793.2   $3,390.1      12%
                                                 ====================

Premiums                                         $2,529.5   $2,268.9      11%
Administrative fees                                 201.0      213.0      (6%)
Other revenue                                        18.1       11.5      57%
                                                 --------------------
   Total operating revenue                        2,748.6    2,493.4      10%

Benefit expense                                   2,136.4    1,934.1      10%
Administrative expense                              505.6      499.4       1%
                                                 --------------------
     Total operating expense                      2,642.0    2,433.5       9%
                                                 --------------------

Operating gain                                      106.6       59.9      78%

Net investment income                                60.5       53.9      12%
Net realized gains on investments                     3.3       13.2     (75%)
Interest expense                                     17.6       14.4      22%
Amortization of goodwill and other                    3.3        7.7     (57%)
  intangible assets demutualization expenses          --         0.6      --
                                                 --------------------

Income before income taxes and minority
  interest                                          149.5      104.3      43%

Income taxes                                         49.2       34.4      43%
Minority interest (credit)                            0.5       (0.7)     --
                                                 --------------------

Net income                                          $99.8      $70.6      41%
                                                 ====================

Diluted per share data:
   Net income                                        $0.95      $0.68     40%
   Less: net realized gain on investments
      (net of tax)                                    0.02       0.09    (78%)
   Plus: demutualization expenses                     --         0.01     --
   Plus: FAS 142 amortization (net of tax)            --         0.04     --
                                                 --------------------

   Adjusted net income per share                     $0.93      $0.64     45%
                                                 ====================

Diluted shares (in millions)                         104.8      103.8      1%
                                                 ====================

Benefit expense ratio                                84.5%      85.2%    (70 bp)
Administrative expense ratio:
     Calculated using operating revenue              18.4%      20.0%   (160 bp)
     Calculated using operating revenue and
        premium equivalents                          13.3%      14.7%   (140 bp)
Operating margin                                      3.9%       2.4%    150 bp

                                  Anthem, Inc.
                           Consolidated Balance Sheets


                                                     --------------------------
($ In Millions)                                        March 31,   December 31,
                                                         2002         2001
                                                     --------------------------
                                                     (Unaudited)
Assets
Current assets:
   Investments available-for-sale,
     at fair value                                     $3,960.9        $4,071.8
   Cash and cash equivalents                              456.3           406.4
   Receivables, net                                       963.5           790.5
   Other current assets                                    37.5            31.2
                                                       --------        --------
Total current assets                                    5,418.2         5,299.9

Property and equipment                                    406.6           402.3
Goodwill and other intangible assets                      469.0           467.4
Other noncurrent assets                                   109.2           107.0
                                                       --------        --------
Total assets                                           $6,403.0        $6,276.6
                                                       ========        ========

Liabilities and shareholders' equity
Liabilities
  Current liabilities:
  Policy liabilities                                   $1,835.2        $1,716.5
  Unearned income                                         328.7           320.6
  Accounts payable and accrued expenses                   245.8           331.0
  Bank overdrafts                                         360.2           310.7
  Income taxes payable                                     54.1            52.4
  Other current liabilities                               184.0           231.4
                                                       --------        --------
Total current liabilities                               3,008.0         2,962.6

Long term debt, less current maturities                   818.7           818.0
Retirement benefits                                        97.3            96.1
Other noncurrent liabilities                              353.0           339.9
                                                       --------        --------
Total liabilities                                       4,277.0         4,216.6

Shareholders' equity
Common stock                                                1.1             1.1
Additional paid in capital                              1,960.9         1,960.8
Retained earnings                                         155.5            55.7
Accumulated other comprehensive income                      8.5            42.4
                                                       --------        --------
Total shareholders' equity                              2,126.0         2,060.0
                                                       --------        --------
Total liabilities and shareholders' equity             $6,403.0        $6,276.6
                                                       ========        ========

                                  Anthem, Inc.
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                            --------------------------------------
                                                                                Three Months Ended March 31
($ In Millions)                                                                  2002                2001
                                                                            --------------------------------------

Operating activities
Net income                                                                      $99.8               $70.6
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Net realized gains on investments                                            (3.3)              (13.2)
    Depreciation, amortization and accretion                                     28.5                30.0
    Deferred income taxes                                                        13.6                12.2
    Changes in operating assets and liabilities, net of
      effect of purchases and divestitures:
        Restricted cash and investments                                           --                (46.2)
        Receivables                                                             (72.6)               39.5
        Other assets                                                             (6.2)               (0.6)
        Policy liabilities                                                      118.8                48.7
        Unearned income                                                           8.2                85.8
        Accounts payable and accrued expenses                                   (85.2)              (48.2)
        Other liabilities                                                        79.6               (16.5)
        Income taxes                                                              2.1                16.5
                                                                              ----------------------------
    Net cash provided by continuing operations                                  183.3               178.6
    Net cash used in discontinued operations                                      --                 (0.1)
                                                                              ----------------------------
Cash provided by operating activities                                           183.3               178.5

Investing activities
Purchases of investments                                                       (826.2)             (979.3)
Sales or maturities of investments                                              730.3               891.3
Purchase of subsidiaries, net of cash acquired                                  (10.6)                --
Proceeds from sale of property and equipment                                      0.9                 0.1
Purchases of property and equipment                                             (27.9)              (11.3)
                                                                              ----------------------------
Cash used in investing activities                                              (133.5)              (99.2)

Financing activities
Adjustment to payments to eligible statutory members in the
   demutualization                                                                0.1                 --
                                                                              ----------------------------
Cash provided by financing activities                                             0.1                 --
                                                                              ----------------------------

Change in cash and cash equivalents                                              49.9                79.3
Cash and cash equivalents at beginning of period                                406.4               203.3
                                                                              ----------------------------
Cash and cash equivalents at end of period                                     $456.3              $282.6
                                                                              ============================


ABOUT ANTHEM

Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits and services to more than 8 million members. Anthem is the fifth largest publicly traded health benefits company in the United States and is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine. As of December 31, 2001, Anthem had assets of $6 billion and operating revenues of $10 billion. More information about Anthem is available at www.anthem.com.


ABOUT TRIGON

Trigon is Virginia's largest managed health care company, providing a broad range of health, wellness and health care financing programs and services to more than 2 million members. As of December 31, 2001, Trigon had assets of $2.6 billion and operating revenues of $2.9 billion. More information about Trigon is available at www.trigon.com.


CONFERENCE CALL AND WEBCAST

The investment community and general public are invited to participate in a joint conference call and live webcast that will be held on Monday, April 29, 2002, at 10:00 a.m. Eastern Daylight Time, where management will discuss this transaction and their respective first quarter earnings results. The conference call can be accessed by dialing 888-231-7516 (International 913-905-3152). No pass-code is required. The webcast and presentation slides can be accessed at Anthem's web site, www.anthem.com or Trigon's web site, www.trigon.com, under Investor Relations. Please visit the website or dial in at least 10 minutes in advance. After 10 a.m. Eastern time on April 30th, a replay of the call will be available for 10 business days by dialing 888-203-1112 (International 719-457-0820), pass-code 335322.

Please note that the previously scheduled conference calls for May 6th and May 8th for Anthem and Trigon have been cancelled due to the distribution of this release and today's conference call.


SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14A and other relevant documents will be filed by Trigon with the SEC. Shareholders of Anthem and Trigon are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the final joint proxy statement-prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. Investors will be able to obtain the documents for free both on the SEC's web site (www.sec.gov) and from Anthem and Trigon's respective corporate secretaries.


PARTICIPANTS IN SOLICITATION

Trigon, Anthem, and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the identity of Anthem's participants in the solicitation and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement-prospectus. Information about the directors and executive officers of Anthem and their ownership of Anthem common stock is set forth in the proxy statement for Anthem's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K to be filed with the Commission on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger will be included in the final joint proxy statement-prospectus.


Contacts:  Anthem                                   Trigon
           ------                                   ------
           Investor Relations                       Investor Relations
           Tami Durle, 317-488-6390                 Chris Drake, 804-354-3463
           tami.durle@anthem.com                    investors@trigon.com


           Media                                    Media
           Lauren Green-Caldwell, 317-488-6321      Brooke Taylor, 804-354-3605
           lauren.green-caldwell@anthem.com         btaylor@trigon.com


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